UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal Semiannual Period ended June 30, 2023

Fundrise Growth eREIT III, LLC

(Exact name of issuer as specified in its charter)

Delaware	83-2162909
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC (Full mailing address of principal executive offices)	20036 (Zip Code)

(202) 584-0550
Issuer’s telephone number, including area code

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward Looking Information beginning on page 75 in our latest offering circular (the “Offering Circular”) qualified by the Securities and Exchange Commission (“SEC”), which may be accessed here. Except as otherwise required by the U.S. federal securities laws, we disclaim any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Unless otherwise indicated, the latest results discussed below are as of June 30, 2023. The consolidated financial statements included in this filing as of June 30, 2023 and for the six months ended June 30, 2023 and 2022 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those consolidated financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Business

Fundrise Growth eREIT III, LLC is a Delaware limited liability company formed on October 5, 2018 to originate, invest in and manage a diversified portfolio of commercial real estate investments and other real estate-related assets, as well as including, primarily, residential rental properties. We use substantially all of the net proceeds raised from our Offerings to originate, acquire, and structure a diversified portfolio of commercial real estate properties. We may also invest, to a limited extent, in commercial real estate loans, as well as commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and real estate investment trust (“REIT”) senior unsecured debt) and other real estate-related assets, where the underlying assets primarily consist of commercial real estate properties. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. The Company has one reportable segment consisting of investments in real estate. The use of the terms “Fundrise Growth eREIT III”, the “Company”, “we”, “us” or “our” in this Semiannual Report refer to Fundrise Growth eREIT III, LLC unless the context indicates otherwise.

As a limited liability company, we have elected to be taxed as a C corporation. Substantially commencing with the taxable year ending December 31, 2019, the Company has operated in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, as amended.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the Fundrise Platform located at www.fundrise.com (the “Fundrise Platform”), which allows investors to hold interests in opportunities that may have been historically difficult to access for some investors. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides investment management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” beginning on page 34 in our latest Offering Circular filed with the SEC, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

As of October 30, 2020, the Manager closed the Regulation A offering of common shares of the Company (which we refer to as the “Offering”). The Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D of the Securities Act (“Regulation D”), as determined by the Manager. As of both June 30, 2023 and December 31, 2022, we had raised total gross offering proceeds of approximately $49.4 million, from settled subscriptions (including $100,000 received in the private placements to our Sponsor, and Fundrise, LP, an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 4,943,000, respectively, of our common shares.

Upon the reopening of our Offering, the per share purchase price will be adjusted by our Manager at the beginning of every fiscal quarter (or such other period as determined by our Manager in its sole discretion, but no less frequently than annually), and will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value (“NAV”) divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (“NAV per share”).

Below is the NAV per share since December 31, 2021, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 31, 2021	$15.66	Form 1-U
March 31, 2022	$16.68	Form 1-U
June 30, 2022	$17.42	Form 1-U
September 30, 2022	$17.77	Form 1-U
December 31, 2022	$17.37	Form 1-U
March 31, 2023	$16.88	Form 1-U
June 30, 2023	$16.35	Form 1-U

Distributions

To qualify as a REIT, and maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions monthly or quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level.

Our Manager has declared daily distributions for shareholders of record as of the close of business on each day for the periods as shown in the table below.

Distribution Period	Daily Distribution Amount/Common Share		Date of Declaration	Payment Date (1)	Annualized Yield (2)		Link
01/01/2022 - 01/31/2022	$0.0012328767		12/29/2021	04/12/2022	4.50%		Form 1-U
02/01/2022 - 02/28/2022	$0.0013698630		01/28/2022	04/12/2022	5.00%		Form 1-U
03/01/2022 - 03/31/2022	$0.0013698630		02/25/2022	04/12/2022	5.00%		Form 1-U
04/01/2022 - 04/30/2022	$0.0015068493		03/30/2022	07/12/2022	5.50%		Form 1-U
05/01/2022 - 05/31/2022	$0.0013698630		04/27/2022	07/12/2022	5.00%		Form 1-U
06/01/2022 - 06/30/2022	$0.0013698630		05/27/2022	07/12/2022	5.00%		Form 1-U
07/01/2022 - 07/31/2022	$0.0013698630		06/28/2022	10/12/2022	5.00%		Form 1-U
08/01/2022 - 08/31/2022	$0.0013698630		07/27/2022	10/12/2022	5.00%		Form 1-U
09/01/2022 - 10/01/2022	$0.0012328767		08/29/2022	10/12/2022	4.50%		Form 1-U
10/02/2022 - 10/31/2022	$0.0012328767		10/01/2022	01/11/2023	4.50%		Form 1-U
11/01/2022 - 11/30/2022	$0.0012328767		10/28/2022	01/11/2023	4.50%		Form 1-U
12/01/2022 - 12/31/2022	$0.0012328767		11/29/2022	01/11/2023	4.50%		Form 1-U
01/01/2023 - 01/31/2023	$0.0013698630		12/29/2022	04/11/2023	5.00%		Form 1-U
02/01/2023 - 02/28/2023	$0.0013698630		01/30/2023	04/11/2023	5.00%		Form 1-U
03/01/2023 - 03/31/2023	$0.0001369863		02/27/2023	04/11/2023	0.50%		Form 1-U
04/01/2023 - 04/30/2023	$0.0012328767		03/29/2023	07/11/2023	4.50%		Form 1-U
05/01/2023 - 05/31/2023	$0.0013698630		04/27/2023	07/12/2023	5.00%		Form 1-U
06/01/2023 - 06/30/2023	$0.0009589041		05/26/2023	07/12/2023	3.50%		Form 1-U
07/01/2023 - 07/31/2023	$0.0002739726		06/28/2023	10/21/2023	1.00%		Form 1-U
08/01/2023 - 08/31/2023	$0.0002739726		07/28/2023	10/21/2023	1.00%		Form 1-U
09/01/2023 - 10/01/2023	$0.0006849315		08/28/2023	10/21/2023	2.50%		Form 1-U
Weighted Average	$0.0011197234	(3)			4.09	%(4)

(1)	Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.

(2)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

(3)	Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from January 1, 2022 through October 1, 2023.

(4)	Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, using a $10.00 per share purchase price.

Any distributions that we make will directly impact our NAV by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Effective October 1, 2022 we revised our redemption plan to reduce the redemption price per share by the aggregate sum of distributions that reduce our NAV per share each quarter, as determined by our Manager in its sole discretion. Previously, we revised our redemption plan to reflect the following changes, effective October 1, 2021: (1) update our policy for redemptions so that shares held less than 5 years will be subject to a flat 1% penalty to the NAV per share in effect at the time of the redemption request; and (2) effectuate redemption requests on a first in first out basis, meaning, those shares submitted by a shareholder for redemption in any given month or quarter that have been continuously held for the longest amount of time will be redeemed first. Our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

As of June 30, 2023, approximately 1,367,000 common shares had been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored. We believe the increase in redemptions during the period ended June 30, 2023 is attributable to investor demand to restore and preserve personal liquidity given the changes in economic conditions across the broader financial markets.

Critical Accounting Policies

Our accounting policies have been established to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the consolidated financial statements.

We believe the following accounting estimates are the most critical to aid in fully understanding our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Investments in Equity Method Investees Impairment

The Company evaluates its investments in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined an impairment exists and is other-than-temporary, then the Company estimates the fair value of the investment using various valuation techniques including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. Such assumptions involve a high degree of judgment and could be impacted by future economic and market conditions. If the Company determined any decline in value is other than temporary, the Company would recognize an impairment loss to reduce the carrying value of its investment to fair value.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (each an “ASU”) that may have an impact on our consolidated financial statements. See Recent Accounting Pronouncements in Note 2, Summary of Significant Accounting Policies in our consolidated financial statements for discussion of the relevant ASUs. By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate cash flow distributions from equity method investees and rental revenue from our investments in rental real estate properties. We may also seek to acquire other investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies - Revenue Recognition, in our consolidated financial statements for further detail.

Results of Operations

On February 22, 2019, we commenced operations. For the six months ended June 30, 2023 and 2022, we had total net income (loss) of approximately $(117,000) and $64,000, respectively.

Revenue

Rental Revenue

For the six months ended June 30, 2023 and 2022, we earned rental revenue of approximately $0 and $25,000, respectively, from the operations of rental real estate properties. The decrease in rental revenue is primarily due to the tenant at our rental real estate property vacating at the end of their lease term prior to the current period.

Expenses

Investment Management and Other Fees – Related Party

For the six months ended June 30, 2023 and 2022, we incurred investment management fees of approximately $270,000 and $274,000, respectively.

General and Administrative

For the six months ended June 30, 2023 and 2022, we incurred general and administrative expense of approximately $189,000 and $145,000, respectively, which includes auditing and professional fees, transfer agent fees, software subscription costs and other expenses associated with operating our business. The increase in general and administrative expense is primarily due to an increase in professional fees compared to the prior period.

Other Income (Expense)

Equity in Earnings (Losses)

For the six months ended June 30, 2023 and 2022, we had equity in earnings of approximately $619,000 and $588,000 from our equity method investees, respectively. The increase in equity earnings is due to improved performance by the Company’s investments in equity method investees.

Interest Expense – Related Party

For the six months ended June 30, 2023 and 2022, we incurred interest expense of approximately $243,000 and $96,000, respectively. The increase in interest expense is related to new loan agreements the Company entered into with National Lending, LLC (“National Lending”) subsequent to the end of the prior period. See Note 7, Related Party Arrangements, in our consolidated financial statements for more information.

Our Investments

As of June 30, 2023, we had entered into the following investments. Note that the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Real Property Controlled Subsidiaries (Joint Venture Equity Investments)	Location	Type of Property	Date of Acquisition	Purchase Price (1)	Overview (Form 1-U)
RSE SW4 Controlled Subsidiary	Dallas-Fort Worth MSA	Multifamily	06/28/2019	$40,877,070	Initial

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.

As of June 30, 2023, the Company’s investments in companies that are accounted for under the equity method of accounting also included the initial and subsequent contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. See Note 7, Related Party Arrangements for further information regarding National Lending.

Real Property Controlled Subsidiaries (Wholly- Owned Investments)	Location	Type of Property	Approx. Square Footage at Acquisition	Date of Acquisition	Approx. Acquisition Cost	Projected Renovation Cost (1)	Projected Exit Price (1)	Projected Hold Period (1)	Overview (Form 1-U)
RSE E353 Controlled Subsidiary	Los Angeles, CA	Multifamily	1,800	03/28/2019	$775,000	$20,000	$1,139,000 -$1,485,000	10 years	Initial

(1)	Projected renovation costs, exit prices, and hold periods presented are as of the date of acquisition by the Company, and have not been subsequently updated.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from any future offerings, proceeds from secured or unsecured financings from banks and other lenders, borrowings under credit facilities, other term borrowings and securitization financing transactions, and undistributed cash flow from operations, and net proceeds from asset repayments and sales.

As of June 30, 2023, we had deployed approximately $45.1 million for three investments and had approximately $2.1 million in cash and cash equivalents. The Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. As of June 30, 2023, we anticipate that cash on hand, future cash flows from operations, promissory notes from National Lending, and proceeds from our potential future offerings will provide sufficient liquidity to meet future funding commitments and costs of operations for the next 12 months. As of June 30, 2023, the Regulation A offering of common shares of the Company was closed. If the Manager determines, the Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D.

We may employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We have outstanding unsecured Company level debt, inclusive of accrued interest, of approximately $10.8 million and $7.7 million as of June 30, 2023 and December 31, 2022, respectively. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50%-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the portfolio) in order to quickly build a diversified portfolio of assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost-effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

We face challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make. We may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

We seek to identify and make our investments according to large macroeconomic trends precisely because we believe those trends are likely to drive outsized growth, which in turn can deliver better than average performance. We believe that a very real and potentially significant downturn still lies ahead, which has been a foundation for all our decisions across the Fundrise Portfolio over the past six months. We have, therefore, focused our efforts on taking advantage of the growing number of opportunities created by further distress in the markets while also focusing our efforts on defensive preparation to protect investors in the event of additional downside. It is our belief that the current macroeconomic market possesses potential risk on the downside that may outweigh any near term missed upside resulting from a surprisingly soft landing.

Looking ahead, we expect the short-term to continue to be challenging for the broader economy. Individuals, businesses, and investors alike will need to survive what is likely to be a period where asset values continue to be depressed and borrowing costs remain higher (at least when compared to recent history). However, we believe our management team will continue to simultaneously protect against a more severe downside while putting investors in a position to take advantage of current and future buying opportunities as the downturn continues to unfold.

Off-Balance Sheet Arrangements

As of June 30, 2023 and December 31, 2022, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 7, Related Party Arrangements in our consolidated financial statements.

Recent Developments

Event	Date	Description

Share Purchase Price Update	07/01/2023	Beginning on July 1, 2023, the per share purchase price of our common shares was updated to $16.35 due to a periodic change in NAV. More information can be found here.

National Lending Promissory Note Extension Agreement	07/12/2023	On July 12, 2023, the Company and National Lending agreed to modify and extend the promissory note between the Company and National Lending dated July 12, 2023 until July 12, 2024.

Declaration of August 2023 Distributions	07/28/2023	On July 28, 2023 our Manager declared a daily distribution of $0.0002739726 per share for shareholders of record as of the close of business on each day of the period commencing on August 1, 2023 and ending on August 31, 2023. More information can be found here.

Declaration of September 2023 Distributions	08/28/2023	On August 28, 2023, our Manager declared a daily distribution of $0.0006849315 per share for shareholders of record as of the close of business on each day of the period commencing on September 1, 2023 and ending on October 1, 2023. More information can be found here.

Item 2.	Other Information

None.

Item 3.	Financial Statements

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise Growth eREIT III, LLC

Fundrise Growth eREIT III, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of June 30, 2023 (unaudited)	As of December 31, 2022 (*)
ASSETS
Cash and cash equivalents	$2,083	$1,518
Other assets, net	8	12
Investments in equity method investees	32,792	33,644
Investments in rental real estate properties, net	781	787
Total Assets	$35,664	$35,961

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$72	$63
Due to related party	132	153
Redemptions payable	1,507	1,121
Distributions payable	428	595
Notes payable – related party	10,814	7,659
Total Liabilities	12,953	9,591

Commitments and Contingencies

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 4,942,781 and 4,942,781 shares issued and 3,575,756 and 3,749,893 shares outstanding as of June 30, 2023 and December 31, 2022, respectively	32,315	35,273
Accumulated deficit	(9,604)	(8,903)
Total Members’ Equity	22,711	26,370
Total Liabilities and Members’ Equity	$35,664	$35,961

* Derived from audited financial statements

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Growth eREIT III, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Six Months Ended June 30, 2023 (unaudited)	For the Six Months Ended June 30, 2022 (unaudited)
Revenue
Rental revenue	$-	$25
Total revenue	-	25

Expenses
Depreciation and amortization	6	10
Property operating and maintenance	28	24
Investment management and other fees – related party	270	274
General and administrative expenses	189	145
Total expenses	493	453

Other income (expense)
Equity in earnings (losses)	619	588
Interest expense – related party	(243)	(96)
Total other income (expense)	376	492

Net income (loss)	$(117)	$64

Net income (loss) per basic and diluted common share	$(0.03)	$0.02
Weighted average number of common shares outstanding, basic and diluted	3,532,627	3,953,388

The accompanying notes are an integral part of these consolidated financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim financial statements not misleading.

Fundrise Growth eREIT III, LLC

Consolidated Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Accumulated	Total Members’
	Shares	Amount	deficit	Equity
December 31, 2022 (*)	3,749,893	$35,273	$(8,903)	$26,370
Offering costs	-	(11)	-	(11)
Distributions declared on common shares	-	-	(584)	(584)
Redemptions of common shares	(174,137)	(2,947)	-	(2,947)
Net income (loss)	-	-	(117)	(117)
June 30, 2023 (unaudited)	3,575,756	$32,315	$(9,604)	$22,711

	Common Shares		Accumulated	Total Members’
	Shares	Amount	deficit	Equity
December 31, 2021 (*)	3,974,552	$39,057	$(6,680)	$32,377
Distributions declared on common shares	-	-	(991)	(991)
Redemptions of common shares	(97,324)	(1,566)	-	(1,566)
Net income (loss)	-	-	64	64
June 30, 2022 (unaudited)	3,877,228	$37,491	$(7,607)	$29,884

* Derived from audited financial statements

The accompanying notes are an integral part of these consolidated financial statements

Fundrise Growth eREIT III, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Year Ended June 30,2023 (unaudited)	For the Year Ended June 30, 2022 (unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$(117)	$64
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	6	10
Intangible lease amortization	-	(16)
Equity in (earnings) losses	(619)	(588)
Bad debt expense	-	2
Changes in assets and liabilities:
Net (increase) decrease in other assets, net	4	(3)
Net increase (decrease) in accounts payable and accrued expenses	(2)	(36)
Net increase (decrease) in due to related party	134	36
Net cash provided by (used in) operating activities	(594)	(531)
INVESTING ACTIVITIES:
Investment in equity method investees	-	(770)
Return of investment from equity method investees	1,471	1,864
Net cash provided by (used in) investing activities	1,471	1,094
FINANCING ACTIVITIES:
Proceeds from notes payable – related party	3,000	2,500
Repayment of notes payable – related party	-	(1,000)
Redemptions paid	(2,561)	(1,355)
Distributions paid	(751)	(963)
Net cash provided by (used in) financing activities	(312)	(818)

Net increase (decrease) in cash and cash equivalents	565	(255)
Cash and cash equivalents, beginning of period	1,518	1,685
Cash and cash equivalents, end of period	$2,083	$1,430

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITY:
Offering costs payable	$11	$-
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid – related party	$87	$64

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Growth eREIT III, LLC

Notes to Consolidated Financial Statements (Unaudited)

1.	Formation and Organization

Fundrise Growth eREIT III, LLC was formed on October 5, 2018, as a Delaware limited liability company and commenced operations on February 22, 2019. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise Growth eREIT III, LLC except where the context otherwise requires.

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio of real estate investments and real estate, and may also invest in real estate-related debt securities and other real estate-related assets. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

Investments in rental real estate properties may consist of land, homes, office and commercial space, townhomes and condominiums, and other real estate investments including real estate-related debt securities and other real estate-related assets. Each rental real estate property investment of the Company is acquired by a limited liability company that is a subsidiary of ours. These subsidiaries are wholly owned by the Company and consolidated in these financial statements.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We operate in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes. As of June 30, 2023, have not established an operating partnership or any taxable REIT subsidiaries, though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT. We have elected to treat certain wholly-owned subsidiaries as qualified REIT subsidiaries (“QRSs”). See Note 2, Summary of Significant Accounting Policies for further information on the QRSs.

The Company’s initial and subsequent offering of its common shares (the “Offering(s)”) have been conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. The SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50.0 million to $75.0 million. This amendment became effective on March 15, 2021, and the Company may utilize this increased offering amount in the future. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares.

As of October 30, 2020, the Manager closed the Regulation A offering of common shares of the Company. The Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D, as determined by the Manager.

As of June 30, 2023 and December 31, 2022, after redemptions, the Company has net common shares outstanding of approximately 3,576,000 and 3,750,000, respectively, including common shares issued to Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of June 30, 2023 and December 31, 2022, the Sponsor owned 500 common shares. In addition, as of June 30, 2023 and December 31, 2022, Fundrise, L.P., an affiliate of the Sponsor, has purchased an aggregate of 9,500 common shares at $10.00 per share, in a private placement for an aggregate purchase price of $95,000. As of both June 30, 2023 and December 31, 2022, the total amount of equity issued by the Company on a gross basis was approximately $49.4 million. As of June 30, 2023 and December 31, 2022, all subscriptions had settled.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC. The Company has no items of other comprehensive income or loss in any period presented.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2022 consolidated balance sheet and certain related disclosures are derived from the Company’s December 31, 2022 audited financial statements. These interim consolidated financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s annual report, which was filed with the SEC. The consolidated financial statements as of June 30, 2023 and for the six months ended June 30, 2023 and 2022, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those consolidated financial statements comparable to audited results.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. We did not have any VIEs as of June 30, 2023. All intercompany balances and transactions have been eliminated in consolidation.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents may consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Earnings per Share

Basic earnings (loss) per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings per share is computed by dividing income available to members by the weighted-average common shares outstanding during the period. Diluted net earnings per common share equals basic net earnings per common share as there were no potentially dilutive securities outstanding during the six months ended June 30, 2023 and 2022.

Organizational and Offering Costs

Organizational and offering costs of the Company were initially paid by the Manager on behalf of the Company. These organizational and offering costs may include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees.

During the six months ended June 30, 2023 and 2022, the Company directly incurred offering costs of approximately $11,000 and $0, respectively. Of these amounts, approximately $11,000 and $0, respectively, remained payable as of June 30, 2023 and December 31, 2022.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment is originally recorded at cost and adjusted for contributions, distributions, basis difference, and to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company estimates the fair value using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the six months ended June 30, 2023 and 2022.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions received in excess of the cumulative equity in earnings represent returns of investment.

Investment in Rental Real Estate Properties

Our investments in residential rental properties may include the acquisition of homes, townhomes, multifamily units, office space, and condominiums held as rental properties.

In accordance with FASB ASC 805, Business Combinations, the Company first determines whether the acquisition of a property qualifies as a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business. All property acquisitions to date have been accounted for as asset acquisitions.

Upon acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including land, buildings, site improvements, above- and below-market leases, acquired in-place leases, other identified intangible assets and assumed liabilities) and allocates the purchase price (including capitalized transaction costs) to the acquired assets and assumed liabilities. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. During this process, we also evaluate each investment for purposes of determining whether a property can be immediately rented (presented on the consolidated balance sheets as “Investments in rental real estate properties, net”) or will need improvements or redevelopment (presented on the consolidated balance sheets as “Investments in real estate held for improvement”).

The amortization of in-place leases is recorded to amortization expense on the Company’s consolidated statements of operations. The amortization of above- or below-market leases is recorded as an adjustment to rental revenue on the Company’s consolidated statements of operations. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below-market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below-market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any in-place lease value is written off.

For rental real estate properties, significant improvements are capitalized. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

Costs capitalized in connection with rental real estate property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with rental real estate properties acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range of the assets are as follows:

Description	Depreciable Life
Building and building improvements	20 – 30 years
Site improvements	10 – 20 years
Furniture, fixtures and equipment	5 – 10 years
Lease intangibles	Over lease term

We evaluate our real estate properties for impairment when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. If the Company determines that an impairment has occurred, the affected assets must be reduced to their fair value. During the six months ended June 30, 2023 and 2022, no such impairment occurred.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular.

Pursuant to the Company’s redemption plan, a member may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 common shares or $50,000 common worth of shares per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions for shares held less than 5 years are also subject to a flat 1% penalty to the NAV per share in effect at the time of the redemption request. Redemptions are processed on a first-in, first-out basis, meaning those shares submitted by a shareholder for redemption in any given month or quarter that have been continuously held for the longest amount of time will be redeemed first. Furthermore, the redemption price per share is reduced by the aggregate sum of distributions that reduce our NAV per share each quarter.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit redemptions in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the first day of the last month of such calendar quarter) is 5.00% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given quarter, as these commercial real estate assets are paid off or sold, but we do not intend to redeem more than 20.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT. Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2019, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements during the six months ended June 30, 2023 and 2022. No gross deferred tax assets or liabilities have been recorded as of June 30, 2023 and December 31, 2022.

Beginning with the year ended December 31, 2020, we elected to treat our sole wholly-owned subsidiary as a QRS. A QRS is a corporation that is wholly-owned by the Company and is disregarded for both federal and state income tax purposes. A corporation that is a QRS shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a QRS shall be treated as assets, liabilities and such items (as the case may be) of the REIT.

As of June 30, 2022, the tax period for the taxable year ending December 31, 2019 and all tax periods following remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Rental revenue is recognized on a straight-line basis over the term of the lease. We will periodically review the collectability of our rent receivables and record an allowance for doubtful accounts for any estimated probable losses.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. The standard was effective for annual reporting periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. The Company adopted the new standard as of January 1, 2022. The adoption of the new standard did not have a material impact on our consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. The Company adopted the new standard as of January 1, 2023, which did not have a material impact on our consolidated financial statements.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Six Months Ended June 30, 2023	For the Year Ended December 31, 2022
Beginning balance	$33,644	$35,543
Additional investments in equity method investees	-	1,084
Distributions from equity method investees	(1,471)	(3,827)
Equity in earnings of equity method investees	619	844
Ending balance	$32,792	$33,644

As of June 30, 2023 and December 31, 2022, the Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	Acquired in 2019, a 51% non-controlling member interest in SW4 JV LP, whose activities are carried out through the following wholly-owned asset: Dallas SW4, four stabilized garden-style multifamily properties located in Dallas-Fort Worth MSA.

(2)	Acquired in 2019, the contributions to National Lending, LLC (“National Lending”), in exchange for ownership interests. See Note 7, Related Party Arrangements for further information regarding National Lending.

As of and for the six months ending June 30, 2023, the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

Condensed balance sheet information:	SW4 JV LP As of June 30, 2023	National Lending, LLC As of June 30, 2023
Real estate assets, net	$205,167	$-
Other assets	30,211	68,637
Total assets	$235,378	$68,637

Mortgage notes payable	$144,256	$-
Other liabilities	4,420	3
Equity	86,702	68,634
Total liabilities and equity	$235,378	$68,637
Company’s equity investment, net	$29,114	$3,678

Condensed income statement information:	SW4 JV LP For the Six Months Ended June 30, 2023	National Lending, LLC For the Six Months Ended June 30, 2023
Total revenue	$13,821	$317
Total expenses	12,793	8
Net income	$1,028	$309
Company’s equity in net income of investee	$525	$94

As of December 31, 2022 and for the six months ending June 30, 2022, the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

Condensed balance sheet information:	SW4 JV LP As of December 31, 2022	National Lending, LLC As of December 31, 2022
Real estate assets, net	$192,748	$-
Other assets	7,507	66,577
Total assets	$200,255	$66,577

Mortgage notes payable	$134,777	$-
Other liabilities	6,537	-
Equity	58,941	66,577
Total liabilities and equity	$200,255	$66,577
Company’s equity investment, net	$30,060	$3,584

Condensed income statement information:	SW4 JV LP For the Six Months Ended June 30, 2022	National Lending, LLC For the Six Months Ended June 30, 2022
Total revenue	$12,952	$741
Total expenses	11,865	39
Net income	$1,087	$702
Company’s equity in net income of investee	$554	$34

4.	Investments in Rental Real Estate Properties

As of June 30, 2023 and December 31, 2022, we had one rental real estate property.

The following table presents the Company’s investments in rental real estate properties (amounts in thousands):

	As of June 30, 2023	As of December 31, 2022
Land	$509	$509
Building & building improvements	339	339
Furnitures & fixtures	4	4
Total investment in rental real estate properties	$852	$852
Less: accumulated depreciation	(71)	(65)
Total investment in rental real estate properties, net	$781	$787

As of June 30, 2023 and December 31, 2022, the carrying amount of the rental real estate properties above included capitalized transaction costs of approximately $17,000, which includes acquisition fees paid to the Sponsor of approximately $15,000.

For the six months ended June 30, 2023 and 2022, the Company recognized approximately $6,000 and $10,000, respectively, of depreciation expense on rental real estate properties.

5.	Distributions

Distributions are calculated based on members of record each day during the distribution period.

The tables below outlines the Company’s total distributions declared to members, the Sponsor and its affiliates for the six months ended June 30, 2023 and the year ended December 31, 2022 (all tabular amounts are in thousands except per share data):

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared (1)		Date of Declaration	Total Paid/Reinvested as of June 30, 2023	Payment Date
February 1, 2023 - February 28, 2023	0.0013698630	$142		01/30/2023	$142	04/11/2023
March 1, 2023 - March 31, 2023	0.0001369863	14		02/27/2023	14	04/11/2023
April 1, 2023 - April 30, 2023	0.0012328767	136		03/29/2023	-	07/12/2023
May 1, 2023 - May 31, 2023	0.0013698630	156		04/27/2023	-	07/12/2023
June 1, 2023 - June 30, 2023	0.0009589041	105		05/26/2023	-	07/12/2023
July 1, 2023 - July 31, 2023	0.0002739726	31	(2)	06/28/2023	-	10/21/2023
Total		$584			$156

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared (1)	Date of Declaration	Total Paid/Reinvested as of December 31, 2022	Payment Date
February 1, 2022 - February 28, 2022	0.0013698630	$152	01/28/2022	$152	04/12/2022
March 1, 2022 - March 31, 2022	0.0013698630	169	02/25/2022	169	04/12/2022
April 1, 2022 - April 30, 2022	0.0015068493	178	03/30/2022	178	07/12/2022
May 1, 2022 - May 31, 2022	0.0013698630	167	04/27/2022	167	07/12/2022
June 1, 2022 - June 30, 2022	0.0013698630	162	05/27/2022	162	07/12/2022
July 1, 2022 - July 31, 2022	0.0013698630	165	06/28/2022	165	10/12/2022
August 1, 2022 - August 31, 2022	0.0013698630	163	07/27/2022	163	10/12/2022
September 1, 2022 - October 1, 2022	0.0012328767	141	08/29/2022	141	10/12/2022
October 2, 2022 - October 31, 2022	0.0012328767	147	10/01/2022	-	01/11/2023
November 1, 2022 - November 30, 2022	0.0012328767	142	10/28/2022	-	01/11/2023
December 1, 2022 - December 31, 2022	0.0012328767	147	11/29/2022	-	01/11/2023
January 1, 2023 - January 31, 2023	0.0013698630	159	12/29/2022	-	04/11/2023
Total		$1,892		$1,297

(1)	Total distributions declared to related parties is included in total distributions declared to all shareholders. For the six months ended June 30, 2023 and year ended December 31, 2022, total distributions declared to related parties were approximately $2,000 and $5,000, respectively

(2)	The liability for the July 2023 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the June 30, 2023 consolidated financial statements, and is scheduled to be paid within three weeks after September 30, 2023.

6.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of June 30, 2023 and December 31, 2022, the Company’s significant financial instruments consist of cash and cash equivalents and notes payable to related parties. The carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature.

7.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for organizational and offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate. See Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs for amount of organizational and offering costs incurred and payable for the six months ended June 30, 2023 and 2022.

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower in connection with our debt investments, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or certain technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor (the “Shared Services Agreement”), including any increases in insurance attributable to the management or operation of the Company. For the six months ended June 30, 2023 and 2022, the Manager incurred approximately $2,000 and $4,000 of costs on our behalf, respectively. As of June 30, 2023 and December 31, 2022, approximately $0 and $1,000 were due and payable, respectively.

The Company will pay the Manager a quarterly investment management fee of one-fourth of 0.85% of our NAV at the end of each prior quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. In addition, the Manager may in its sole discretion waive its investment management fee, in whole or in part. The Manager will forfeit any portion of the investment management fee that is waived.

During the six months ended June 30, 2023 and 2022, we incurred investment management fees of approximately $270,000 and $274,000, respectively. As of June 30, 2023 and December 31, 2022, approximately $132,000 and $145,000, respectively, of investment management fees remain payable to the Manager.

The Company may be charged by the Manager a development management fee of 5.00% of total development costs, excluding property. However, such development fee is only intended to be charged if it is net of a fee being charged by the developer of the direct equity investment project or if there is no outside developer of the direct equity investment project. Our Manager may, in its sole discretion, waive its development management fee, in whole or in part. The Manager will forfeit any portion of the development management fee that is waived. As of June 30, 2023 and December 31, 2022, no development management fees have been incurred or paid to the Manager.

Additionally, the Company is required to pay the Manager for servicing any non-performing asset. The Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of June 30, 2023 and December 31, 2022, the Manager has not designated any asset as non-performing and no special servicing fees are payable to the Manager. For the six months ended June 30, 2023 and 2022, no special servicing fees have been incurred or paid to the Manager.

The Company will reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate, and we will also pay the Manager an equity disposition fee of up to 1.50% of the gross proceeds from such sale if our Manager is acting as the real estate developer or is engaged by the developer to sell the project. As of June 30, 2023 and December 31, 2022, no disposition fees are payable to the Manager. For the six months ended June 30, 2023 and 2022, no disposition fees have been incurred.

Fundrise Lending, LLC

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the six months ended June 30, 2023 and 2022, fees of approximately $6,000 and $5,000, respectively, were paid to the Independent Representative as compensation for those services and included as general and administrative expense in the consolidated statement of operations.

Fundrise, L.P., Member

Fundrise, L.P. is a member of the Company and held 9,500 shares as of June 30, 2023 and December 31, 2022. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp., Member and Sponsor

Rise Companies Corp. is a member of the Company and held 500 common shares as of June 30, 2023 and December 31, 2022.

For the six months ended June 30, 2023 and 2022, the Sponsor incurred approximately $33,000 and $28,000 of costs on our behalf, respectively, in connection with the Shared Services Agreement. Of these amounts, approximately $0 and $6,000 were due and payable as of June 30, 2023 and December 31, 2022, respectively.

For the six months ended June 30, 2023 and 2022, no acquisition fees related to investments in real estate properties were incurred or paid to the Sponsor.

Investment in National Lending, LLC

In July 2019, our Manager formed a self-sustaining lending entity, National Lending, LLC, which is financed by each of the real estate investment trusts managed by our Manager and affiliated with our Sponsor. National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate. Each eREIT contributes an amount to National Lending in exchange for ownership interests, which per the Amended and Restated Operating Agreement with National Lending should not exceed approximately 5% of its assets under management to National Lending. Accordingly, the Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. As of June 30, 2023 and December 31, 2022, the Company has contributed approximately $3.4 million and $3.4 million for a 5.2% and a 5.4% ownership in National Lending, respectively.

As of June 30, 2023, we had entered into nine promissory notes with National Lending, with a total outstanding principal balance of $10.5 million, a weighted average interest rate of approximately 5.8% per annum, and maturity dates ranging from 7/12/2023 through 7/12/2024.

National Lending may provide short-term bridge financing through promissory notes to any of the eREITs who have contributed to it in order to maintain greater liquidity and better finance such eREIT’s individual real estate investment strategies. The promissory notes bear a market rate of interest and are generally repaid via the capital raised by each of the borrowing eREITs’ offerings. All transactions between National Lending and the borrowing eREITs are reviewed by the Independent Manager.

As of June 30, 2023, we had entered into the following promissory notes with National Lending:

Loan Amount	Maturity Date	Interest Rate	Balance as of June 30, 2023
$2,000,000	9/24/2023	5.25%	$2,000,000
$1,000,000	7/12/2023	4.50%	$1,000,000
$1,000,000	10/10/2023	5.25%	$1,000,000
$1,500,000	1/3/2024	6.75%	$1,500,000
$1,000,000	1/3/2024	6.75%	$1,000,000
$1,000,000	3/31/2024	6.00%	$1,000,000
$1,000,000	3/30/2024	6.00%	$1,000,000
$1,000,000	6/29/2024	6.00%	$1,000,000
$1,000,000	6/30/2024	6.00%	$1,000,000

As of December 31, 2022, we had entered into the following promissory notes with National Lending:

Loan Amount	Maturity Date	Interest Rate	Balance as of December 31, 2022
$1,500,000	01/03/2023	3.50%	$1,500,000
$1,000,000	03/30/2023	3.50%	$1,000,000
$1,000,000	06/29/2023	3.75%	$1,000,000
$1,000,000	07/12/2023	4.50%	$1,000,000
$2,000,000	09/24/2023	5.25%	$2,000,000
$1,000,000	10/10/2023	5.25%	$1,000,000

For the six months ended June 30, 2023 and 2022, the Company incurred approximately $243,000 and $96,000, respectively, in interest expense on notes with National Lending. As of June 30, 2023 and December 31, 2022, we had outstanding accrued interest of approximately $314,000 and $159,000, respectively, due to National Lending.

8.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including investment management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. The Manager in turn has entered into the Shared Services Agreement to assist the Manager in providing such services. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

9.	Commitments and Contingencies

Legal Proceedings

As of the date of the consolidated financial statements we are not currently named as a defendant in any active or pending material litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

10.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through September 18, 2023, for potential recognition or disclosure.

National Lending Promissory Note Extension Agreement

On July 12, 2023, the Company and National Lending agreed to modify and extend the promissory note between the Company and National Lending dated July 12, 2022 and originally due on July 12, 2023 until July 12, 2024, with an interest rate of 6.5%.

Joint Venture Distributions

On July 17, 2023, one of our joint venture investments received a distribution resulting from a senior loan supplement for approximately $16.0 million. 100% of the proceeds of this loan supplement were treated as a normal distribution, and none was treated as a return of capital.

National Lending Promissory Note Payoffs

On July 20, 2023, the Company repaid nine National Lending promissory notes for the full amount of principal plus accrued interest for a total of approximately $10.8 million. As of September 18, 2023, the Company has no remaining related party notes payable.

Item 4.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s Offering Circular on Form 1-A filed on December 21, 2018)
2.2*	Amended and Restated Operating Agreement of Fundrise Growth eREIT III, LLC (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company’s Offering Circular on Form 1-A filed on July 17, 2023)
4.1*	Form of Subscription Agreement (incorporated by reference to the copy thereof filed as Appendix A to the Company’s Offering Circular filed on July 17, 2023)
6.1*	Form of License Agreement between Fundrise Growth eREIT III, LLC and Fundrise LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s Offering Circular on Form 1-A filed on December 21, 2018)
6.2*	Form of Shared Services Agreement between Fundrise Advisors, LLC and Rise Companies Corp. (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s Offering Circular on Form 1-A filed on December 21, 2018)

*	Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, DC on September 18, 2023.

Fundrise Growth eREIT III, LLC

By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this Semiannual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	September 18, 2023
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of	September 18, 2023
Alison A. Staloch	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)